SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 5)

QIWI PLC
(Name of Subject Company (Issuer))

Dalliance Services Company
(Name of Filing Persons (Offeror))
wholly owned by
Sergey Solonin
(Name of Filing Persons (Affiliate of Offeror))
Class B ordinary shares, having a nominal value EUR 0.0005 per share
(Title of Class of Securities)
N/A
(CUSIP Number of Class of Securities)
American Depositary Shares, each representing one Class B ordinary share, having a nominal value EUR 0.0005 per share
(Title of Class of Securities)
74735M108
(CUSIP Number of Class of Securities)
Natallia Makarava
5, Dimitraki Christodoulou
3rd Floor
Flat/Office 303
P.C. 1035, Nicosia, Cyprus
+357 22 032793
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

Copies to:
Curtis L. Mo, Esq.
Drew M. Valentine, Esq.
DLA Piper LLP (US)
2000 University Avenue
East Palo Alto, California
94303-2214
(650) 833-2000
☐
Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:
☒
third-party tender offer subject to Rule 14d-1

☐
issuer tender offer subject to Rule 13e-4

☐
going-private transaction subject to Rule 13e-3

☐
amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon: ☐
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE
On September 6, 2022, Amendment No. 5 to the Schedule TO (defined below) was filed by Dalliance Services Company, a corporation incorporated under the laws of the Marshall Islands and wholly owned by Sergey Solonin (the “Original Amendment No. 5”). The Original Amendment No. 5 was intended to be the final amendment of the Schedule TO. However, the box next to “Check the following box if the filing is a final amendment reporting the results of the tender offer” was inadvertently not checked in the Original Amendment No. 5. This Amendment No. 5 is intended to correct this error. This Amendment No. 5 replaces and supersedes the Original Amendment No. 5 in its entirety.
* * *

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 19, 2022, as amended on August 8, 2022, August 17, 2022, August 26, 2022, and August 29, 2022 (the “Schedule TO”), relating to the offer by Dalliance Services Company, a corporation incorporated under the laws of the Marshall Islands (the “Offeror”) and wholly owned by Sergey Solonin, the controlling shareholder and chairman of the board of directors of QIWI PLC, a company formed under the laws of Cyprus (the “Company”), to the stockholders of the Company to tender up to 10,000,000 of the Company’s Class B ordinary shares having a nominal value EUR 0.0005 per share (each, a “Share,” and collectively, the “Shares”) and the Company’s Shares represented by American Depositary Shares, each representing a Share (each an “ADS” and collectively, the “ADSs”) at a price of $2.50 per Share (including Shares represented by ADSs), to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 19, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A), and in the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(B), in each case as they may be amended and supplemented from time to time (collectively, the “Offer”).
Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO. All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.
Items 1 through 9 and Item 11.
Items 1 through 9 and Item 11 are hereby amended and supplemented by adding the following text:
The Offer and withdrawal rights expired at 12:00 Midnight, New York City time, at the end of the day on September 2, 2022. Pacific Stock Transfer Company, the depositary for the Offer, has advised the Offeror and Mr. Solonin that, as of the expiration of the Offer, a total of 4,861,390 Shares (including Shares represented by ADSs) had been validly tendered and not withdrawn from the Offer. All conditions to the Offer having been satisfied or waived, the Offeror has accepted for payment and will promptly pay for the Shares (including Shares represented by ADSs) validly tendered into and not properly withdrawn from the Offer. Following the purchase of the Shares (including Shares represented by ADSs) pursuant to the Offer, the Offeror will own approximately 9.3% of the outstanding Shares (including Shares represented by ADSs), representing 3.1% of the Company’s voting power, and Mr. Solonin will hold 10,413,510 of the Company’s Class A ordinary shares and beneficially own 4,861,390 of the Shares (including Shares represented by ADSs), together representing 69.7% of the Company’s voting power.
The press release announcing the results of the Offer is attached as Exhibit (a)(5)(E) to the Schedule TO and is incorporated herein by reference.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DALLIANCE SERVICES COMPANY
By:
/s/ Natallia Makarava

Name:
Natallia Makarava

Title:
Director

SERGEY SOLONIN
/s/ Sergey Solonin

Dated: September 6, 2022

EXHIBIT INDEX
Exhibit
(a)(1)(A)	Offer to Purchase, dated July 19, 2022.*
(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).*
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)(A)	Summary Advertisement, dated July 19, 2022*
(a)(5)(B)	Press Release, dated August 8, 2022**
(a)(5)(C)	Press Release, dated August 26, 2022***
(a)(5)(D)	Press Release, dated August 29, 2022****
(a)(5)(E)	Press Release, dated September 6, 2022*****
(b)	Not Applicable.
(d)(1)	Form of Amended and Restated Registration Rights Agreement among Saldivar Investments Limited, Sergey A. Solonin, Palmway Holdings Limited, Antana International Corporation, Andrey N. Romanenko, Dargle International Limited, Igor N. Mikhailov, Bralvo Limited, E1 Limited, Mail.ru Group Limited and Mitsui & Co., Ltd., and QIWI plc. (incorporated by reference to Exhibit 4.5 to QIWI plc’s Registration Statement on Form F-1, File No. 333‑191221, filed on September 30, 2013).
(g)	Not Applicable.
(h)	Not Applicable.
107	Filing Fee Table*

*
Previously filed on July 19, 2022 as an exhibit to the Schedule TO.

**
Previously filed on August 8, 2022 as an exhibit to the Schedule TO.

***
Previously filed on August 26, 2022 as an exhibit to the Schedule TO.

****
Previously filed on August 29, 2022 as an exhibit to the Schedule TO.

*****
Filed herewith.